Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2016 AND 2015

(Presented in thousands of US dollars, unless otherwise stated)

(Unaudited)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited – Presented in thousands of US dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Sales (note 21)	$65,212	$39,041	$152,389	$117,716
Cost of sales (note 18)	36,798	28,708	92,504	84,400

Mine operating earnings	28,414	10,333	59,885	33,316

Other expenses
Selling, general and administrative (note 19)	7,219	2,277	29,292	13,237
Exploration and evaluation	18	54	194	207
Foreign exchange	83	1,691	(378)	808
Other expenses	—	212	(4)	229

	7,320	4,234	29,104	14,481

Operating income	21,094	6,099	30,781	18,835

Finance items
Interest income	(89)	(89)	(235)	(299)
Interest expense	465	449	1,391	986
Accretion of provisions	124	177	399	126
Gain on financial assets and liabilities carried at fair value	(1,863)	—	(2,006)	—

	(1,363)	537	(451)	813

Income before income taxes	22,457	5,562	31,232	18,022

Income tax expense
Current	10,296	2,429	17,792	8,677
Deferred	344	541	435	2,663

	10,640	2,970	18,227	11,340

Net income for the period	$11,817	$2,592	$13,005	$6,682

Earnings per share (note 17(c))
Basic	$0.09	$0.02	$0.10	$0.05
Diluted	$0.07	$0.02	$0.08	$0.05

Weighted average number of common shares outstanding during the period (000’s)
Basic	141,062	129,079	133,676	128,957
Diluted	142,462	129,554	134,796	129,756

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited – Presented in thousands of US dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net income for the period	$11,817	$2,592	$13,005	$6,682

Items that may in future be reclassified to profit or loss:
Change in fair value of hedging instruments, net of nil tax	274	(405)	(425)	(747)
Change in fair value of marketable securities, net of nil taxes	286	—	593	—
Unrealized loss on translation of net investment, net of nil tax	—	—	—	(2,324)
Translation of foreign operations to presentation currency	—	—	—	1,430

Comprehensive income for the period	$12,377	$2,187	$13,173	$5,041

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Presented in thousands of US dollars)

	September 30 2016	December 31 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$64,580	$72,218
Short term investments (note 3(a))	38,600	36,031
Marketable securities (note 3(b))	2,104	—
Accounts receivable and other assets (note 4)	27,946	7,068
Income tax receivable	64	780
Prepaid expenses	817	1,512
Inventories (note 5)	12,296	10,434

	146,407	128,043

Deposits on long term assets (note 7)	507	8,716
Deferred income tax assets	258	492
Mineral properties (note 8)	264,542	128,720
Plant and equipment (note 9)	131,642	113,683

Total assets	$543,356	$379,654

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 10)	$37,216	$28,962
Due to related parties (note 11)	10	8
Closure and rehabilitation provisions (note 15)	999	453
Income taxes payable	8,541	3,605
Current portion of obligations under finance lease (note 13)	2,113	772
Derivative liabilities (note 6)	6,507	351

	55,386	34,151

Bank loan (note 12)	39,633	39,486
Other liabilities (note 13)	5,241	4,620
Closure and rehabilitation provisions (note 15)	11,679	12,052
Deferred income taxes	25,378	25,177

Total liabilities	137,317	115,486

EQUITY
Share capital	334,599	203,953
Reserves	13,197	14,977
Retained earnings	58,243	45,238

Total equity	406,039	264,168

Total liabilities and equity	$543,356	$379,654

Events after the reporting period (note 23)

(signed) Jorge Ganoza Durant	(signed) Robert R. Gilmore

Jorge Ganoza Durant	Robert R. Gilmore
Director	Director

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Presented in thousands of US dollars)

	Three months ended Sep 30		Nine months ended Sep 30
	2016	2015	2016	2015
OPERATING ACTIVITIES
Income for the period	$11,817	$2,592	$13,005	$6,682
Adjustments for:
Depletion, depreciation, and amortization	9,532	6,633	22,764	19,476
Accretion	124	177	399	126
Income taxes	10,640	2,970	18,227	11,340
Share based payments	101	297	399	948
Impairment of inventories	—	212	—	212
Unrealized gain on financial assets carried at fair value	(1,863)	—	(2,006)	—
Accrued interest on long terms loans	(3)	(1)	(11)	39
Other	—	(1)	(3)	21

	30,348	12,879	52,774	38,844
Accounts receivable and other assets	(5,384)	6,343	(20,869)	4,592
Prepaid expenses	650	341	696	560
Inventories	(578)	313	(1,501)	1,566
Trade and other payables	6,724	3,325	(1,095)	5,221
Share units payable	1,045	(1,758)	10,262	(1,173)
Provisions	(57)	(94)	(202)	(114)

	32,748	21,349	40,065	49,496
Income taxes paid	(3,756)	(3,120)	(12,141)	(17,479)
Interest paid	(572)	(420)	(1,308)	(693)
Interest received	93	91	240	268

Cash provided by operating activities	28,513	17,900	26,856	31,592

INVESTING ACTIVITIES
Purchase of Lindero Project (note 8(a))	(4,876)	—	(4,876)	—
Purchase of short term investments	(22,900)	(7,924)	(42,410)	(81,735)
Disposition of short term investments	17,500	34,351	39,841	72,603
Purchase of marketable securities	—	—	(1,165)	—
Purchase of mineral properties and plant and equipment	(10,644)	(14,746)	(30,683)	(31,510)
Deposits to contractors and suppliers, net	—	(3,269)	—	(7,503)
Disposition of mineral properties and plant and equipment	—	—	9	12

Cash provided by (used for) investing activities	(20,920)	8,412	(39,284)	(48,133)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of costs	1,516	5	5,486	1,864
Proceeds from drawdown of bank loan, net of costs	—	(21)	(6)	39,421
Repayments of finance lease obligation	(518)	—	(690)	—

Cash provided by (used for) financing activities	998	(16)	4,790	41,285

Increase (decrease) in cash and cash equivalents	8,591	26,296	(7,638)	24,744
Effect of exchange rate changes	—	—	—	(370)

	8,591	26,296	(7,638)	24,374
Cash and cash equivalents, beginning of period	55,989	40,945	72,218	42,867

Cash and cash equivalents, end of period	$64,580	$67,241	$64,580	$67,241

Cash and cash equivalents consists of:
Cash			$62,830	$45,641
Cash equivalents			1,750	21,600

Cash and cash equivalents, end of period			$64,580	$67,241

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited – Presented in thousands of US dollars)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2016	129,240,567	$203,953	$14,169	$(307)	$—	$1,115	$45,238	$264,168

Total comprehensive income
Net income for the period	—	—	—	—	—	—	13,005	13,005
Other comprehensive income	—	—	—	(425)	593	—	—	168

Total comprehensive income	—	—	—	(425)	593	—	13,005	13,173

Transactions with owners of the Company
Issuance of common shares	14,569,045	122,813	—	—	—	—	—	122,813
Exercise of stock options	2,021,861	5,486	—	—	—	—	—	5,486
Transfer upon exercise of stock options	—	2,347	(2,347)	—	—	—	—	—
Share-based payments (note 17(b))	—	—	399	—	—	—	—	399

	16,590,906	130,646	(1,948)	—	—	—	—	128,698

Balance at September 30, 2016	145,831,473	$334,599	$12,221	$(732)	$593	$1,115	$58,243	$406,039

Balance at January 1, 2015	128,537,742	$201,057	$13,800	$—	$—	$2,009	$55,846	$272,712

Total comprehensive income
Net income for the period	—	—	—	—	—	—	6,682	6,682
Other comprehensive loss	—	—	—	(747)	—	(894)	—	(1,641)

Total comprehensive income	—	—	—	(747)	—	(894)	6,682	5,041

Transactions with owners of the Company
Cancellation of treasury shares	(38,035)	—	—	—	—	—	—	—
Exercise of stock options	580,860	1,864	—	—	—	—	—	1,864
Transfer upon exercise of stock options	—	753	(753)	—	—	—	—	—
Share-based payments (note 17(b))	—	—	949	—	—	—	—	949

	542,825	2,617	196	—	—	—	—	2,813

Balance at September 30, 2015	129,080,567	$203,674	$13,996	$(747)	$—	$1,115	$62,528	$280,566

The accompanying notes are an integral part of these financial statements.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

1.	Corporate Information

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project in northern Argentina.

Fortuna Silver Mines Inc. is a publicly traded company incorporated in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at 650 – 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Accounting Standard 34 «Interim Financial Reporting» (“IAS 34”). They do not include all of the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015, which includes information necessary for understanding the Company’s business and financial presentation, with the exception of the accounting policy for the Canadian dollar warrants issued, described in note 2(c). The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On November 7, 2016, the Company’s Board of Directors approved these financial statements for issuance.

(b)	Basis of Consolidation

These financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control.

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At September 30, 2016, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Fortuna Silver Mines Peru S.A.C.	Peru	100%	Services company
Minera Bateas S.A.C.	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V.	Mexico	100%	San Jose Mine
Fortuna Silver Mexico, S.A. de C.V.	Mexico	100%	Exploration company

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

Name	Location	Ownership	Principal Activity
Fortuna Silver (Barbados) Inc.	Barbados	100%	Holding company
Continuum Resources Ltd.	Canada	100%	Holding company
Goldrock Mines Corp.	Canada	100%	Holding company
Mansfield Bermuda Ltd.	Bermuda	100%	Holding company
Argex Mining Barbados Ltd.	Barbados	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Lindero Project

In these interim financial statements,

•	Minera Bateas S.A.C. is referred to as “Bateas”

•	Compania Minera Cuzcatlan S.A. de C.V. is referred to as “Cuzcatlan”

•	Goldrock Mines Corp. is referred to as “Goldrock”

•	Mansfield Minera S.A. is referred to as “Mansfield”

(c)	New Accounting Policy

Derivatives

Derivatives, including warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

(d)	Significant Accounting Judgements and Estimates

The preparation of these interim financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impacts of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim consolidated financial statements for the three and nine months ended September 30, 2016, the Company applied the critical judgements and estimates disclosed in note 2(u) of its audited consolidated financial statements for the year ended December 31, 2015.

Significant judgement was required in determining whether the purchase of the Lindero Project (note 8(a)) during the current reporting period was a business combination or an asset acquisition.

(e)	Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2016:

•	IAS 1 «Presentation of Financial Statements» (Amendment)

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

•	IFRS 11 «Joint Arrangements» (Amendment)

•	IAS 16 «Property, Plant and Equipment»

•	IAS 38 «Intangible Assets» (Amendment).

(e)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the three and nine months ended September 30, 2016 and 2015. To provide more relevant or detailed information to users of the financial statements,

•	foreign exchange is now presented separately from selling, general, and administrative expenses,

•	mineral properties and plant and equipment are now presented separately,

•	accretion of provisions is now presented separately from interest expense, and

•	share units payable are no longer a component of trade and other payables in the statement of cash flows.

There has been no effect on net income or earnings per share for any of the periods presented as a result of this change.

3.	Short Term Investments and Marketable Securities

(a)	Short term investments

	September 30 2016	December 31 2015
Term deposits and similar instruments	$38,600	$36,031

The fair value of the short term investments approximates the carrying amount.

(b)	Marketable securities

	September 30 2016	December 31 2015
Common shares of Medgold (note 11(c))	$1,526	$—
Warrants of Medgold (note 11(c))	578	—

	$2,104	$—

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

4.	Accounts Receivable and Other Assets

	September 30 2016	December 31 2015
Trade receivables from concentrate sales	$26,056	$5,172
Advances and other receivables	1,341	1,350
Value added taxes recoverable	549	546

Accounts receivable and other assets	$27,946	$7,068

The fair value of “other receivables” approximates their carrying amount. The aging of trade receivables from concentrate sales is as follows:

	September 30 2016	December 31 2015
0-30 days	25,011	5,172
31-60 days	1,045	—
61-90 days	—	—
over 90 days	—	—

	26,056	5,172

5.	Inventories

	September 30 2016	December 31 2015
Concentrate stock piles	$1,041	$1,457
Ore stock piles	2,876	1,912
Materials and supplies	8,379	7,065

Inventories	$12,296	$10,434

6.	Derivative Assets and Derivative Liabilities

(a)	Interest rate swap

Effective April 1, 2015, the Company entered into an interest rate swap (“swap”) of $40,000, which expires on March 25, 2019 and matches the maturity of the bank loan (note 12). The swap was entered into to hedge the variable interest rate risk on the bank loan. The swap is designated as a cash flow hedge for forecasted variable interest rate payments. The interest rate swap is carried on the statement of financial position at fair value, with periodic changes in the fair value being recorded in other comprehensive income, to the extent that it is determined to be an effective hedge. The ineffective portion is recorded to income. Interest expense on the bank loan is recorded to profit and loss.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

The fixed rate on the swap is 1.52% and the floating amount is based on the one month LIBOR rate. The swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest.

(b)	Warrants

As part of the acquisition of Goldrock (note 8(a)), the Company issued 1,514,677 warrants each exercisable for one common share of the Company at C$6.01 until October 31, 2018. Because these warrants are denominated in Canadian dollars, they are presented as a derivative liability, and are categorized as fair value through profit and loss. Accordingly, changes in the fair value of these warrants subsequent to July 28, 2016 are recorded to profit and loss in the period.

	Derivative assets		Derivative liabilities
	Sep 30 2016	Dec 31 2015	Sep 30 2016	Dec 31 2015
Interest rate swap	$—	$—	$766	$351
Warrants issued upon Goldrock acquisition	—	—	5,741	—

Totals	$—	$—	$6,507	$351

7.	Deposits on Long Term Assets

	September 30 2016	December 31 2015
Deposits on equipment	$316	$8,183
Deposits paid to contractors	168	505
Long term receivables	23	28

Deposits on long term assets	$507	$8,716

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

8.	Mineral Properties

	Depletable		Not depleted
Nine months ended September 30, 2016	Caylloma	San Jose	Lindero	Other	Total
COST
Balance, January 1, 2016	$92,973	$136,666	$—	$1,533	$231,172
Additions	4,489	10,871	132,493	499	148,352
Reclassifications	—	371	—	—	371

Balance, September 30, 2016	$97,462	$147,908	$132,493	$2,032	$379,895

ACCUMULATED IMPAIRMENT
Balance, January 1, 2016	$31,900	$—	$—	$—	$31,900
Impairment	—	—	—	—	—

Balance, September 30, 2016	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2016	$37,552	$33,000	$—	$—	$70,552
Depletion	3,140	9,761	—	—	12,901

Balance, September 30, 2016	$40,692	$42,761	$—	$—	$83,453

BOOK VALUE, September 30, 2016	$24,870	$105,147	$132,493	$2,032	$264,542

	Depletable		Not depleted
Year ended December 31, 2015	Caylloma	San Jose	Lindero	Other	Total
COST
Cost, January 1, 2015	$87,953	$125,007	$—	$1,348	$214,308
Additions	5,347	11,781	—	185	17,313
Currency translation	(327)	(122)	—	—	(449)

Balance, December 31, 2015	$92,973	$136,666	$—	$1,533	$231,172

ACCUMULATED IMPAIRMENT
Balance, January 1, 2015	$16,868	$—	$—	$—	$16,868
Impairment	15,032	—	—	—	15,032

Balance, December 31, 2015	$31,900	$—	$—	$—	$31,900

ACCUMULATED DEPLETION
Balance, January 1, 2015	$32,913	$23,988	$—	$—	$56,901
Currency translation	(252)	(31)	—	—	(283)
Depletion	4,891	9,043	—	—	13,934

Balance, December 31, 2015	$37,552	$33,000	$—	$—	$70,552

BOOK VALUE, December 31, 2015	$23,521	$103,666	$—	$1,533	$128,720

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

(a)	Lindero Project

On July 28, 2016, Fortuna Silver Mines Inc. acquired all the issued and outstanding common shares of Goldrock Mines Corp. (“Goldrock”), a public company listed on the TSX Venture Exchange, by issuing 14,569,045 common shares and 1,514,677 warrants, exercisable at C$6.01 per common share and expiring on October 31, 2018 (note 6(b)). Goldrock’s principal asset is the 100% owned Lindero Gold Project located in Salta Province, Argentina.

This acquisition has been accounted for as an asset purchase, as Goldrock Mines Corp. and its subsidiaries did not meet the definition of a business as defined in IFRS 3 «Business Combinations».

The following summarizes the consideration paid and estimates of fair value of assets acquired and liabilities assumed:

Consideration:
14,569,045 common shares of the Company		$122,813
1,514,677 warrants (note 6(b))		7,401
Costs of the transaction	8,226
Cash of Goldrock received	(528)
Costs of the transaction paid by Goldrock prior to closing	(2,822)	4,876

		$135,090

Assets acquired:
Accounts receivable		$249
Machinery and Equipment		3,813
Accounts payable		(700)
Closure and rehabilitation provisions		(100)
Lindero Gold Project		131,828

		$135,090

The cash used for the purchase of the Lindero Project was as follows:

Total consideration	$135,090
less: Non-cash issuance of common shares	(122,813)
less: Non-cash issuance of warrants (note 6(b))	(7,401)

$4,876

Comprising:
Cash transaction costs	$5,404
less: Cash of Goldrock received	(528)

$4,876

The consideration was determined based on the fair value of the Goldrock shares at the date of the acquisition, plus the fair value of warrants issued and transaction cost incurred. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

Upon achievement of commercial production of a mine at Lindero, the Company is to pay an aggregate of C$480 to certain private companies controlled by former executives of Goldrock Mines Corp.

(b)	Tabaconas Property

In June 2016, the Company entered into a Usufruct and Option Agreement pursuant to which it acquired an option to acquire 100% the issued and outstanding common shares of two private Peruvian companies which hold the mining rights to the 2983 hectare Tabaconas Property in northern Peru, by making staged cash payments totaling $3,000 over a period of up to approximately six years. The vendors retain a 1% net smelter return royalty on mineral products from these mining rights.

9.	Plant and Equipment

Nine months ended September 30, 2016	Machinery and equipment	Land, buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Balance, January 1, 2016	$28,462	$94,872	$15,476	$711	$5,215	$38,792	$183,528
Additions	5,139	113	225	181	2,013	20,735	28,406
Disposals	(91)	—	(1)	(64)	(75)	—	(231)
Reclassifications	19,766	34,816	23	28	657	(55,661)	(371)

Balance, September 30, 2016	$53,276	$129,801	$15,723	$856	$7,810	$3,866	$211,332

ACCUM. IMPAIRMENT
Balance, January 1, 2016	$3,784	$16,154	$2,405	$—	$483	$—	$22,826
Disposals	(2)	—	(1)	—	(8)	—	(11)

Balance, September 30, 2016	$3,782	$16,154	$2,404	$—	$475	$—	$22,815

ACCUM. DEPRECIATION
Balance, January 1, 2016	$14,816	$24,466	$4,387	$505	$2,845	$—	$47,019
Disposals	(88)	—	—	(60)	(67)	—	(215)
Reclassifications	12	2	(14)	—	—	—	—
Depreciation	2,336	5,615	1,784	100	236	—	10,071

Balance, September 30, 2016	$17,076	$30,083	$6,157	$545	$3,014	$—	$56,875

BOOK VALUE, September 30, 2016	$32,418	$83,564	$7,162	$311	$4,321	$3,866	$131,642

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

Year ended December 31, 2015	Machinery and equipment	Buildings and leasehold improvements	Furniture and other equipment	Transport units	Equipment under finance lease	Capital work in progress	Total
COST
Cost, January 1, 2015	$27,976	$94,122	$13,537	$628	$4,308	$3,251	$143,822
Additions	1,011	128	1,924	179	1,577	36,343	41,162
Disposals	(525)	(14)	(134)	(96)	(670)	—	(1,439)
Reclassifications	—	647	155	—	—	(802)	—
Currency translation	—	(11)	(6)	—	—	—	(17)

Cost, December 31, 2015	$28,462	$94,872	$15,476	$711	$5,215	$38,792	$183,528

ACCUM. IMPAIRMENT
Balance, January 1, 2015	$2,208	$8,175	$2,317	$1	$318	$—	$13,019
Disposals	(54)	(4)	(78)	(1)	(24)	—	(161)
Impairment	1,630	7,983	166	—	189	—	9,968

Balance, December 31, 2015	$3,784	$16,154	$2,405	$—	$483	$—	$22,826

ACCUM. DEPRECIATION
Balance, January 1, 2015	$12,422	$18,269	$3,211	$476	$3,115	$—	$37,493
Disposals	(433)	(4)	(52)	(93)	(637)	—	(1,219)
Currency translation	—	(4)	(5)	—	—	—	(9)
Depreciation	2,827	6,205	1,233	122	367	—	10,754

Balance, December 31, 2015	$14,816	$24,466	$4,387	$505	$2,845	$—	$47,019

BOOK VALUE, December 31, 2015	$9,862	$54,252	$8,684	$206	$1,887	$38,792	$113,683

10.	Trade and Other Payables

	September 30 2016	December 31 2015
Trade accounts payable	$10,749	$18,177
Refundable deposits to contractors	1,742	1,370
Payroll payable	9,077	6,607
Mining royalty	481	471
Value added taxes payable	2,989	—
Interest payable	107	104
Other payables	500	654

	25,645	27,383

Deferred share units payable	6,358	—
Restricted share units payable	3,307	1,117
Performance share units payable	1,906	462

	11,571	1,579

Total trade and other payables	$37,216	$28,962

The fair values of trade and other payables approximate their carrying amounts. Refer to note 16 for details on the share units plans.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

11.	Related Party Transactions

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Officers and directors of the Company.

Gold Group Management Inc. (“GGMI”)

A private company owned by a director of the Company. The Company shares office space with GGMI, and reimburses GGMI for shared office and administrative costs and other related expenses. All charges from GGMI to the Company are at cost, plus a monthly administration fee to cover incidentals. Charges for salaries and benefits are based on estimates of the percentage of time worked by GGMI employees on the activities of the Company.

Mill Street Services Ltd. (“Mill Street”)	A private company owned by a director of the Company, through which consulting fees of the director are paid.

Radius Gold Inc. (“Radius”)

A Canadian public company which has certain directors in common with the Company. Radius shares office space with the Company, and reimburses the Company at cost for general overhead costs as they arise.

Medgold Resources Corp. (“Medgold”)	A Canadian public company which has a director in common with the Company.

During the three and nine months ended September 30, 2016, the Company entered into the following related party transactions:

(a)	Purchase of Goods and Services

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Salaries and wages	$14	$31	$105	$94
General and administrative expenses	14	33	89	110
Mineral property option payments	—	—	—	50
Shared computer equipment	—	9	—	9

	$28	$73	$194	$263

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

(b)	Key Management Personnel

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Salaries and short term employee benefits	$818	$843	$3,140	$3,071
Directors fees	70	90	263	276
Consulting fees	25	34	93	107
Share-based payments	2,538	(1,415)	15,716	442

	$3,451	$(448)	$19,212	$3,896

Share-based payments consist primarily of DSU’s, RSU’s and PSU’s (note 16).

(c)	Private Placement

On June 17, 2016, the Company acquired 10 million units of Medgold Resources Corp. (the “Medgold Units”) for $1,165. Each unit consists of one common share of Medgold and one warrant entitling Fortuna to purchase one additional common share of Medgold at C$0.15 until June 17, 2017.

Upon acquisition, the Medgold common shares and the Medgold warrants were accounted for as separate financial assets, and are presented on the statement of financial position within short term investments (note 3). Fair value changes on the Medgold common shares are charged to other comprehensive income, and fair value changes on the Medgold warrants are charged to profit and loss.

(d)	Outstanding Balances at the Reporting Date

Balances payable to:	September 30 2016	December 31 2015
Gold Group Management Inc.	$10	$8

	$10	$8

12.	Bank Loan

The $40 million term credit facility is repayable on maturity on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio, and is payable monthly in arrears.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

	September 30 2016	December 31 2015
Term credit facility, drawn	$40,000	$40,000
Unamortized transaction costs	(367)	(514)

	39,633	39,486
less: current portion	—	—

	$39,633	$39,486

13.	Other Liabilities

	September 30, 2016			December 31, 2015
	Total	Current	Long term	Total	Current	Long term
Obligations under finance lease	$3,556	$2,113	$1,443	$1,884	$772	$1,112
Long term liabilities	45	—	45	44	—	44
Deferred share units	—	—	—	2,279	—	2,279
Restricted share units	1,635	—	1,635	453	—	453
Performance share units	2,118	—	2,118	732	—	732

	$7,354	$2,113	$5,241	$5,392	$772	$4,620

14.	Obligations under Finance Lease

	Minimum lease payments		Present value of minimum lease payments
	Sep 30 2016	Dec 31 2015	Sep 30 2016	Dec 31 2015
Not later than one year	$2,189	$809	$2,113	$772
Later than 1 year and not later than 5 years	1,459	1,132	1,443	1,112
Later than five years	—	—	—	—

	3,648	1,941	3,556	1,884
Less: future finance charges	(92)	(57)	—	—

Present value of minimum lease payments	$3,556	$1,884	$3,556	$1,884

Presented as:
Current portion			$2,113	$772
Long term portion			1,443	1,112

			$3,556	$1,884

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

15.	Closure and Rehabilitation Provisions

	September 30, 2016			December 31, 2015
	Total	Current	Long term	Total	Current	Long term
Caylloma Mine	$8,182	$803	$7,379	$7,508	$335	$7,173
San Jose Mine	4,398	98	4,300	4,997	118	4,879
Lindero Project	98	98	—	—	—	—

	$12,678	$999	$11,679	$12,505	$453	$12,052

There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of  closure and rehabilitation obligations during the nine month period ended September 30, 2016.

16.	Share based payments

(a)	Deferred Share Units (“DSU’s”)

Deferred share units are typically granted to non-executive directors of the Company. They are payable in cash, upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company.

During the nine months ended September 30, 2016, the Company granted 195,161 (nine months ended September 30, 2015 – 187,890) DSU’s with an aggregate market value of C$975, at the dates of grant.

As at September 30, 2016, there were 876,913 (December 31, 2015 – 1,016,419) DSU’s outstanding with an estimated fair value of  $6,358 (December 31, 2015 – $2,279).

(b)	Restricted Share Units (“RSU’s”)

Restricted share units are from time to time be granted to officers and employees of the Company. They are payable in cash and typically vest over three years, in tranches of 20%, 30%, and 50%. RSU’s are payable in cash at each vesting date, or upon a change of control or termination without cause. The amount payable is calculated based on a five-day trailing average price.

During the nine months ended September 30, 2016, the Company granted 789,946 (nine months ended September 30, 2015 – 385,740) RSU with a market value of CAD$3,926 (2015 – CAD$1,848), at the date of grant, to an executive director and officer (317,276), officers (389,991), and employees (82,679), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the nine months ended September 30, 2016, the Company paid $1,846 (nine months ended September 30, 2015 – $739) on 377,654 (nine months ended September 30, 2015 – 192,519) RSUs to an executive director and officer, officers, and employees. Also during the nine months ended September 30, 2016, the Company cancelled 40,720 RSUs (nine months ended September 30, 2015 – nil) and paid $257 (nine months ended September 30, 2015 - $nil) on 41,365 (nine months ended September 30, 2015 – nil) RSUs to a former officer and employee of the Company.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

As at September 30, 2016, there were 1,346,053 (December 31, 2015 – 1,015,846) RSUs outstanding with a fair value of $4,941 (December 31, 2015 – $1,570).

(c)	Performance Share Units (“PSU’s”)

Performance Share Units (“PSU’s”) are performance-based awards for the achievement of specified performance metrics by specified deadlines, which vest over a three year period. PSU’s for which the performance metrics have not been achieved are forfeited and cancelled. The PSU’s for which the performance metrics have been achieved vest and are paid in cash based on a five-day trailing average price.

During the nine months ended September 30, 2016, the Company granted nil (nine months ended September 30, 2015 – 1,236,620) PSU with a market value of $nil (nine months ended September 30, 2015 – CAD$5,923), at the date of grant, to an executive director and officer (nil) and officers (nil), vesting and payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant if certain performance metrics are achieved. For PSUs that vest under this grant, the payout will be paid up to a maximum of two times the grant price.

During the nine months ended September 30, 2016, the Company paid $961 (nine months ended September 30, 2015 – $nil) on 247,324 (nine months ended September 30, 2015 – nil) PSUs to an executive director and officer, and officers and cancelled 103,761 (nine months ended September 30, 2015 - nil) PSUs of a former officer.

As at September 30, 2016, a total of 885,535 (2015 – 1,236,620) PSU’s were outstanding with a fair value of $4,024 (2015– $1,194).

17.	Share Capital

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

(b)	Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at September 30, 2016, a total of 2,840,599 common shares were available for issuance under the plan.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, January 1, 2015	2,944,246	$3.25
Granted	901,969	$4.79
Exercised	(740,860)	$3.40

Outstanding, December 31, 2015	3,105,355	$3.66
Exercised	(2,021,861)	$3.58
Forfeited	(23,501)	$4.79

Outstanding, September 30, 2016	1,059,993	$3.79

Vested and exercisable, December 31, 2015	1,873,695	$3.01

Vested and exercisable, September 30, 2016	674,578	$3.22

(c)	Earnings per Share

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Income attributable to equity owners	$11,817	$2,592	$13,005	$6,682
Weighted average number of shares (000’s)	141,062	129,079	133,676	128,957

Earnings per share - basic	$0.09	$0.02	$0.10	$0.05

Basic EPS from continuing operations	$0.09	$0.02	$0.10	$0.05

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Income attributable to equity owners	$11,817	$2,592	$13,005	$6,682
Unrealized gain recognized on warrants	(1,660)	—	(1,660)	—

Adjusted income attributable to equity owners	$10,157	$2,592	$11,345	$6,682

Weighted average number of shares (‘000’s)	141,062	129,079	133,676	128,957
Incremental shares from options and warrants	1,400	475	1,120	799

Weighted average diluted number of shares (000’s)	142,462	129,554	134,796	129,756

Diluted earnings per share	$0.07	$0.02	$0.08	$0.05

Diluted EPS from continuing operations	$0.07	$0.02	$0.08	$0.05

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

18.	Cost of Sales

	Three months ended September 30, 2016			Nine months ended September 30, 2016
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$9,526	$14,668	$24,194	$27,906	$36,308	$64,214
Workers’ participation	394	1,969	2,363	743	3,335	4,078
Depletion and depreciation	2,027	7,340	9,367	5,739	16,681	22,420
Royalties	228	646	874	600	1,192	1,792

	$12,175	$24,623	$36,798	$34,988	$57,516	$92,504

	Three months ended September 30, 2015			Nine months ended September 30, 2015
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs	$10,053	$11,364	$21,417	$30,060	$32,715	$62,775
Workers’ participation	(40)	577	537	336	1,599	1,935
Depletion and depreciation	2,267	4,221	6,488	6,676	12,128	18,804
Royalties	154	112	266	535	351	886

	$12,434	$16,274	$28,708	$37,607	$46,793	$84,400

19.	Selling, General, and Administrative Costs

Selling, general and administrative costs for the three and nine months ended September 30, 2016 and 2015 are comprised of the following:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
General and administrative	$4,006	$3,592	$11,973	$12,244
Workers’ participation	564	146	971	479

	4,570	3,738	12,944	12,723
Share-based payments	2,649	(1,461)	16,348	514

	$7,219	$2,277	$29,292	$13,237

20.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values as described below:

•	Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

•

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means; and

•	Level 3: Inputs that are not based on observable market data.

During the three and nine months ended September 30, 2016, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

At September 30, 2016	Level 1	Level 2	Level 3
Cash and cash equivalents	$64,580	$—	$—	$64,580
Short term investments	38,600	—	—	38,600
Marketable securities	1,526	578	—	2,104
Trade receivable from concentrate sales	—	26,056	—	26,056
Derivative liabilities (note 6)	—	(6,507)	—	(6,507)

	$104,706	$20,127	$—	$124,833

At December 31, 2015	Level 1	Level 2	Level 3
Cash and cash equivalents	$72,218	$—	$—	$72,218
Short term investments	36,031	—	—	36,031
Trade receivable from concentrate sales	—	5,172	—	5,172
Derivative liabilities (note 6)	—	(351)	—	(351)

	$108,249	$4,821	$—	$113,070

The fair value measurement of the derivative liabilities above use observable inputs into a Black-Scholes valuation model.

21.	Segmented Information

All of the Company’s operations are within the mining sector. The Company’s operating segments are based on periodic operations and financial reports reviewed by the individual that are used to make strategic decisions. Prior to the acquisition of Goldrock (note 8(a)), the Company had three reportable segments, namely Cuzcatlan, Bateas, and Corporate. Upon the acquisition of Goldrock, effective July 28, 2016, another segment “Lindero” was added.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

	Three months ended September 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$18,431	$46,781	$—	$65,212
Cost of sales	—	(12,175)	(24,623)	—	(36,798)
Selling, general, and administration	(4,983)	(738)	(1,498)	—	(7,219)
Other expenses (income)	(94)	(90)	83	—	(101)
Finance items	1,460	(32)	(65)	—	1,363

Segment profit (loss) before taxes	(3,617)	5,396	20,678	—	22,457
Segment profit (loss) after taxes	(3,615)	2,831	12,601	—	11,817
Intersegment revenues	1,488	—	—	—	1,488

	Three months ended September 30 2015
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$12,254	$26,787	$—	$39,041
Cost of sales	—	(12,434)	(16,274)	—	(28,708)
Selling, general, and administration	(497)	(564)	(1,216)	—	(2,277)
Other expenses (income)	(740)	(56)	(1,161)	—	(1,957)
Finance items	(401)	(73)	(63)	—	(537)

Segment profit (loss) before taxes	(1,638)	(873)	8,073	—	5,562
Segment profit (loss) after taxes	(1,670)	(1,127)	5,389	—	2,592
Intersegment revenues	1,035	—	—	—	1,035

	Nine months ended September 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$49,081	$103,308	$—	$152,389
Cost of sales	—	(34,988)	(57,516)	—	(92,504)
Selling, general, and administration	(23,420)	(2,006)	(3,866)	—	(29,292)
Other expenses (income)	313	(75)	(50)	—	188
Finance items	792	(150)	(191)	—	451

Segment profit (loss) before taxes	(22,315)	11,862	41,685	—	31,232
Segment profit (loss) after taxes	(22,295)	8,217	27,083	—	13,005
Intersegment revenues	3,737	—	—	—	3,737

	Nine months ended September 30, 2015
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Revenues from external customers	$—	$41,758	$75,958	$—	$117,716
Cost of sales	—	(37,607)	(46,793)	—	(84,400)
Selling, general, and administration	(7,706)	(2,017)	(3,514)	—	(13,237)
Other expenses (income)	(127)	(192)	(925)	—	(1,244)
Finance items	(854)	(151)	192	—	(813)

Segment profit (loss) before taxes	(8,687)	1,791	24,918	—	18,022
Segment profit (loss) after taxes	(8,688)	(772)	16,142	—	6,682
Intersegment revenues	3,104	—	—	—	3,104

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

	September 30, 2016
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$39,707	$98,869	$267,825	$136,955	$543,356
Total liabilities	65,594	21,799	49,771	153	137,317

	September 30, 2015
	Corporate	Bateas	Cuzcatlan	Lindero	Total
Total assets	$52,951	$112,269	$233,428	$—	$398,648
Total liabilities	46,953	22,724	48,404	—	118,081

There is no pronounced seasonality to the Company’s activities.

22.	Contingencies and Capital Commitments

(a)	Bank Letter of Guarantee

The Caylloma Mine closure plan was updated in August 2015, with total closure costs of $7,770, consisting of progressive closure activities of $3,604, final closure activities of $3,594, and post-closure activities of $573. Under the rules of closure, for the purpose of determining the annual financial collateral in the form of a letter of guarantee the final closure and post-closure activities constitute one amount of $4,166, the same to be allocated annually constituting the following guarantees by year– 2016, $2,495; 2017, $3,179; 2018, $3,908; 2019, $4,705; and 2020, $5,641, according to the approved life in the study of mine closure.

Scotiabank Peru, a third party, has established a bank letter of guarantee in the amount of $2,495 (2015– $2,495), on behalf of Bateas, in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’s mine closure plan. This bank letter of guarantee expires on December 31, 2016.

(b)	Capital Commitments

As at September 30, 2016, the Company had the following capital commitments, expected to be expended within one year:

•	$200 for the dry stack tailing dam at the San Jose property,

•	$396 for the plant expansion at the San Jose property,

•	$518 for drilling at the Lindero property,

•	$483 for testing, software, and consulting at the Lindero property.

(c)	Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for periods of two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $30 per month, and the average monthly charge for 2016 is $300.

(d)	Tax Contingencies

Peru

The Company has been assessed taxes and related interest and penalties by the Peruvian tax authority, SUNAT, for tax years 2010 and 2011 in the amounts of $1,020 and $649, respectively, for a total of $1,669.

•	The Company is appealing these assessments.

•	The Company has provided a guarantee by way of a letter bond in the amount of $800.

Mexico

During 2015, the Company’s foreign trade operations for tax years 2011 to 2014 were reviewed by the Mexican Tax Administration Service (“SAT”) and faced an administrative customs procedure (“PAMA”) for specific temporary import documents (pediments). On October 27, 2015, the SAT issued an assessment regarding the Company’s foreign trade operations for tax years 2011 to 2014, and denied certain claims, which resulted in the following assessments totaling $198 (the “tax credit”):

•	$30 in general import tax, $90 in VAT, and $5 custom management tax, and

•	associated fines of $73

On December 11, 2015, the Company established a security bond in the amount of $211 in favor of PAMA to collateralize this tax credit of $198. This security bond has to be updated on December 10, 2016. On January 21, 2016, the Company presented its arguments before the Mexican Federal Court for the nullification and voidance of the tax credit (the “Company claim”). On August 18, 2016 the Mexican Federal Court issued a first instance resolution declaring the nullity and voidance of the tax assessment. The Tax authority has the right to appeal the first instance resolution, which appeal is still pending.

(e)	Other Contingencies

The Company is subject to various investigations, claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. In the opinion of management, none of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2016

(Unaudited – Presented in thousands of US dollars)

23.	Events after the Reporting Period

(a)	Exercise of Warrants

Subsequent to September 30, 2016, a total of 399,300 warrants with an exercise price of CAD$6.01, were exercised.